EXHIBIT 21.1
NEUROCRINE BIOSCIENCES INC. SUBSIDIARIES

NAME OF SUBSIDIARY	STATE OF INCORPORATION

Neurocrine Commercial Operations, Inc. (renamed Neurocrine Continental, Inc. effective 1/1/06)	Delaware
Neurocrine HQ, Inc.	Delaware